Exhibit (f)

MASSMUTUAL PREMIER FUNDS

MML SERIES INVESTMENT FUND II

Amended and Restated

Deferred Compensation Plans

for the Boards of Trustees

(Effective January 1, 2009)

1.          The Plans – MassMutual Premier Funds and MML Series Investment Fund II (the “Trusts”), the Service Recipient under Internal Revenue Code Section 409A, established the MassMutual Premier Funds and MML Series Investment Fund II Deferred Compensation Plans (the “Plans”), effective November 30, 2007 for the benefit of members of the Boards of Trustees of the Trusts who are not employees of Massachusetts Mutual Life Insurance Company or its subsidiaries. A Trustee may elect to defer receipt of all or a percentage of his or her Trustee’s fees beginning with fees earned in the calendar year commencing after the effective date of such election. For purposes of the Plans, “Trustee’s fees” shall mean any compensation payable to a Trustee for services rendered to a Trust in that capacity including fees payable for services as a member of any Committee of the Board of Trustees.

The amended and restated Plans are intended to comply with Section 409A of the Internal Revenue Code of 1986 (“Code”) and official guidance issued thereunder. Notwithstanding any other provision of these Plans, these Plans shall be interpreted, operated and administered in a manner consistent with these intentions.

2.          Reserve Accounts - Each Series of the Trusts shall establish and maintain a book account (the “Reserve Account”) in the name of each Trustee who elects to participate in the Plans. Upon a Trustee’s election to defer receipt of Trustees’ fees, the Trusts shall credit such amounts to the appropriate Reserve Account at such time as would otherwise be payable to the Trustee and shall also credit to the Reserve Accounts at the end of each calendar quarter an additional amount equal to interest computed at the rate of the U.S. Corporate Bond Index as of January 1, 2008, to be reset every two years, on the average balance held in the Reserve Accounts during such calendar quarter. All right, title and interest in and to all amounts credited to the Reserve Accounts shall at all times be the sole and absolute property of the appropriate Series of the Trusts and shall in no event be deemed to constitute a fund or collateral security for the payments under the Plans. All amounts credited to the Reserve Accounts shall for all purposes be a part of the general funds at the appropriate Series of the Trusts. To the extent that any Trustee or his or her designee acquires a right to receive payments under the Plans, such right shall be no greater than the right of any unsecured general creditor of the Trusts. Neither the Trustee nor his or her designee shall have any interest whatsoever in any amounts credited to the Reserve Accounts.

3.          Election by Trustees - An election to defer receipt of Trustees’ fees (including an election as to the time and form of payment) shall be made in writing and shall become effective in the next calendar year following a filing with the Trusts. An election shall remain in effect and become irrevocable each 12/31 for the following calendar year unless the Trustee amends or terminates his or her election by a notice in writing filed prior to the applicable 12/31 with the Trusts. Any amendment or termination of an election shall be applicable only prospectively to Trustees’ fees earned during the calendar year following its filing with the Trusts, and shall not affect amounts previously credited to the Reserve Accounts. A Trustee may not amend or terminate his or her election with respect to the method or time of payment of amounts credited to the Reserve Accounts, except as described in Section 4 below, which describes subsequent election rules, and Section 4A below, which describes “transition” rules under Code section 409A. Trustees may make an initial election to participate within 30 days of first becoming eligible to participate under the Plans and such election shall apply only to amounts earned in the first calendar quarter immediately following the quarter in which such election is filed with the Trustees.

4.          Payments - All amounts credited to the Reserve Accounts shall be paid to the Trustee, if living, at the time and in the manner specified in his or her initial election(s) filed with the Trusts. The Trustee may elect to receive all amounts credited to the Reserve Accounts with respect to a year in one lump-sum or in a specified number (not to exceed five) of equal annual installment payments. The date on which such lump-sum payment or the initial installment payment shall be made or commence shall be specified in the form of election filed with the Trusts and shall be determined by reference to a Trustee’s age and/or the date on which he or she “separates from service” as that term is defined in Code section 409A and the regulations issued thereunder. Such election shall be made at the time of the initial deferral election and cannot be changed except in accordance with Code section 409A. If the Trustee has elected to receive his or her payment upon a separation from service, then such payment shall be made or commence as soon as possible following the Trustee’s separation from service, but in all events within 90 days of the Trustee’s separation from service (and the Trustee shall have no choice as to the timing of such payment). If the Trustee has elected to received his or her payments upon a specified date, such payment shall be made on such date, before the end of the year in which such date occurs, or, if later, within two and one-half months following such date.

Such election cannot be changed except in accordance with the following subsequent election rules:

(a)	the election changing the date on which a payment is to be made or commence will not be effective for the twelve (12) month period after the date on which the election is made;

(b)	the election must be made at least twelve (12) months prior to the date the distribution is scheduled to be made or commence;

(c)	a distribution may not be made earlier than at least five (5) years following the date the distribution would have been made or commenced.

4A.       Transition Elections - A Trustee was permitted to change both the form and time of payment during 2007 and 2008, in accordance with transition guidance issued by the IRS under Code section 409A, provided that the change in the time and form of payment may not accelerate amounts into 2007/2008, as applicable, or delay a payment due in 2007/2008, as applicable. An election that was changed in accordance with this Section 4A need not comply with the special rules regarding election changes contained in Section 4.

5.          Beneficiary Designation - In the event that a Trustee dies before all amounts credited to the Reserve Accounts are paid to him or her, the Trusts shall make payments of the balance of the Reserve Accounts to such person or persons as the Trustee shall designate by notice in writing filed with the Trusts. Such payments shall be made in one lump-sum within 90 days after the Trustee’s death. In the event that a Trustee fails to designate any beneficiary, then the balance of the Reserve Accounts shall be paid, in one lump-sum, to the Trustee’s estate within 90 days after the Trustee’s death.

6.          Anti-Assignment - The Trustee shall have no right to commute, encumber, pledge, sell, assign or transfer the right to receive payments under the Plans except by his or her Will or by the laws of descent and distribution. All payments and rights thereto are expressly declared to be non-assignable.

7.          Incapacity - If any person who becomes entitled to payment under the Plans is a minor, or is, in the opinion of the Trusts, unable to care for his or her affairs because of illness or accident, then any payment due shall be paid to a duly appointed guardian, committee, or other legal representative. If no such representative has been appointed, then payment may be made, in the discretion of the Trusts, to a spouse, child, parent, brother or sister, or any other person incurring expenses for the care of, or on behalf of, the person otherwise entitled to payment. Any payments under this paragraph shall, to the extent of such payments, be a complete discharge of the liabilities of the Trusts under the Plans.

8.          Declarations of Trust - The name MassMutual Premier Funds is the designation of Trustees under a Declaration of Trust, dated August 1, 1994, as amended from time to time, on file with the Secretary of the Commonwealth of Massachusetts. The name MML Series Investment Fund II is the designation of Trustees under a Declaration of Trust, dated February 8, 2005, which was amended and restated as of February 28, 2005, on file with the Secretary of the Commonwealth of Massachusetts. The obligations of such Trusts are not personally binding upon, nor shall resort be had to the property of, any of the Trustees, shareholders, officers, employees, or agents of the Trusts, but the Trusts’ property or a specific portion thereof only shall be bound.

9.          Termination or Amendment of the Plans - The Trusts may terminate the Plans with respect to future deferrals at any time provided that the amounts deferred will only be payable in accordance with Code section 409A. The Plans may be amended by the Trustees for any business reason or for purposes of providing the intended tax results under the Plans.

10.        Early Taxation - If the Trustee’s benefits under the Plans are includible in income pursuant to Code section 409A, such benefits shall be distributed immediately to the Trustee.

These Plans are amended and restated pursuant to a vote of the Trustees on December 15, 2008.